SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For January 20, 2012

MetroGas Inc.

(Translation of registrant's name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: January 20, 2012 By: __________________________________

Name: Andrés Cordero
Title: Chief Executive Officer

www.metrogas.com.ar

FOR IMMEDIATE RELEASE

METROGAS' ANNOUNCEMENT

Buenos Aires, Argentina, January 19, 2012 -- MetroGAS announced that yesterday received the note attached from UNIREN (Office for the Renegotiation and Analysis of Public Service Agreements), requesting our Company to appear and engage in the final renegotiation of its Licensee for Gas Distribution.

Our Company will keep the Stock Exchange informed of any significant progress achieved.

Yours sincerely,

Magdalena Gonzalez Garaño

Market Relations

Office for the Renegotiation and Analysis

of Public Service Agreements

Note UNIREN No. 12

Buenos Aires, January 18, 2012

To the General Director of

MetroGAS S.A.

Mr. Andrés Cordero

______________________________

I am writing, following specific instructions of the Minister of Federal Planning, Public Investment and Services, in my capacity as Executive Secretary of this Office, in order to request you to appear immediately before this Office to finally renegotiate the Gas Distribution Licence granted to you through Executive Order No. 2459/92, all the above within the framework of the Process for the Renegotiation of the Licensee Agreement, subject to Law No. 25561, its amendments and complementary legislation that are part of the current Public Emergency legal regime. You are therefore called to a meeting at the UNIREN headquarters on Friday 20, at 12.00 noon.

As you are aware, the Company you direct and this Office have held some differing opinions as to the application of the principle of no administrative or judicial conflicts which, for the process in question, was the international claim that a group of shareholders of that Company filed under the UNCITRAL regulations and entitled "British Gas Group Plc ("BG") vs. The Republic of Argentina", which was declared null and void by the Court of Appeals of Washington D.C.

In this respect, since this issue has been settled, and considering MetroGAS S.A. is the only licensee of the Natural Gas Distribution Service that to date has not renegotiated its contract within the renegotiation process undertaken by this Office, the Company's shareholders are hereby instructed to resume the renegotiation in order to sign, without any conditions for the National State, the Memorandum of Agreement for Contract Renegotiation.

Yours sincerely,

(Signed)

Jorge Gustavo Simeonoff

Executive Secretary

Office for Renegotiation and Analysis

of Public Service Contracts